Filed Pursuant To Rule 433
Registration No. 333-167132
November 3, 2011
The Case for Gold:
A Strategic Asset
For thousands of years, gold has been one of the world’s most valuable metals, used as both a form of currency and an investment. More recently, the potential value of gold as an investment option has been underscored by a continuing string of record prices for gold over the past few years and the greater accessibility of the gold market to a broader range of investors via exchange traded funds (ETFs), like SPDR® Gold Shares [GLD]. This article provides an overview of the unique characteristics of gold and the value it may bring as a potentially beneficial diversifier and mitigator of risk and volatility in investment portfolios.
HISTORY OF GOLD
The history of gold is as old as time itself. From references to gold in the Bible to the Greek myths of Jason and King Midas, gold has long been a symbol of wealth, freedom and power. Empires and nations—from Charlemagne to the Spanish conquest of the New World and on through to the American frontier movement—all were mobilized by the pursuit of gold or built upon its promise.
Though its first use appears to have been for ornamentation, sculpture and jewelry, gold has been employed most prominently through the ages as a store of financial value—or as a form of currency. From Ancient Egypt to modern day Britain, gold became the standard medium of exchange for trade and was the standard measure upon which monetary systems were based.
THE GOLD STANDARD
Over time, as various forms of currency and paper monies emerged, most major economies adopted the gold standard, which fixed the value of their currencies to a specified amount of gold. In its most formal sense, the gold standard was a financial system established with the aim of promoting global trade and controlling inflation. It dictated that a nation could not issue currency in excess of the amount of gold it held in reserve. Great Britain was the first to officially adopt the standard in 1821. The rest of Europe followed in the 1870s and the system remained intact until the end of World War I. After the war, most countries began to build reserves of major currencies independent of their gold reserves. The US was the only world power that maintained the gold standard.
Although there was no longer a direct link between a nation’s gold holdings and its national monetary supplies, gold was still the primary reserve asset. In 1944, the Bretton Woods System was established as the new international monetery system, and the dollar emerged as the world’s dominant currency standard. Central banks kept gold in order to exchange it for dollars at the official fixed price, which helped to protect these nations from fluctuations in currencies that were no longer tied to the gold standard.
Gradually, however, central banks created more money than was consistent with stable prices and the fixed official gold price became unrealistic. In 1971, the US abandoned the system and the dollars held by foreign central banks could no longer be converted to gold, taking the US off the gold standard altogether. Since that time, the price of gold fluctuates in response to supply and demand.
HOW GOLD IS USED TODAY
Gold’s chemical and physical properties make it valuable in a wide array of everyday applications. Jewelry accounts for 60%-70% of the annual consumption of gold today. Another 10%-15% of gold demand is generated by industrial applications ranging from the manufacturing of semiconductors and heating and cooling systems to dentistry. The remaining gold—between 15%-30%—is held for investment purposes by individuals, institutions, and central banks.1 And the demand for investment-grade gold is increasing.
WHAT DRIVES GOLD PRICES?
Ever since the gold standard was abandoned, gold prices have been driven by supply and demand. Since it was first mined more than 5,000 years ago, the total production of gold ever put into use is a little over 166,000 tonnes.2 Most of this gold is still in existence today, and were it all gathered together it would fit into 3.5 Olympic sized swimming pools.3
INCREASING DEMAND
Jewelry represents the largest area of consumption for gold. However, since 2007, its share of the demand pool has been gradually declining. Much of this decline may stem from a weakening market for jewelry in the US and other developed countries as lingering high unemployment and economic uncertainty in the wake of the Great Recession continue to take their toll on retail sales. As a result, the center of jewelry demand has shifted to China, India and the Middle East, where continued economic prosperity and rising standards of living among its growing middle classes are increasing demand for gold jewelry for celebrations and as a sign of personal wealth.
While consumption for industrial gold has slowly risen over the past decade driven by usage in consumer elelctronics, the largest increase in demand during this same period is for investable gold, with overall consumption quadrupling since 2001, driven mainly by increased sales of gold bars and the skyrocketing popularity of gold ETFs and related products (see Figure 1).
While growing demand had gradually moved gold prices up over the past ten years, prices began to rise rapidly starting in 2007. In that year, the first warning signs of the recession coupled with concerns over inflation, began to generate a wave of demand for gold beginning in September. This demand, aided by a 3% drop in mining production, helped push prices sharply higher before dropping through most of 2008 as fears of inflation largely subsided.

[1]	Thomas Reuters GFMS, Gold Survey 2011.

[2]	Thomson Reuters GFMS estimates that by the end of 2010 there were 166,000 tonnes of gold on above ground stocks. Taking into account that one tonne equals 1,000 kg and that the density of gold is 19.32 kg/l, the total volume of the above ground stocks is equivalent to 8.6 million liters. An official Olympic pool (L: 50m, W: 25m, D: 2m) can hold up to 2.5 million liters. In turn, the available gold above ground would fill approximately 3.5 Olympic pools.

[3]	World Gold Council, August 2011 [from http://www.gold.org/about_gold/story_of_gold/demand_and_supply/].

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FIGURE 1: END-USE GOLD CONSUMPTION (TONNES)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
JEWELERY CONSUMPTION	3,009	2,662	2,484	2,616	2,719	2,300	2,423	2,304	1,814	2,017
INDUSTRIAL & DENTAL	363	358	386	419	438	468	476	461	410	466
ELECTRONICS	197	206	237	266	286	316	322	311	275	327
OTHER INDUSTRIAL & DECORATIVE	97	83	82	85	90	92	96	95	82	91
DENTISTRY	69	69	67	68	62	61	58	56	53	49
IDENTIFIABLE INVESTMENT	370	366	354	499	614	685	700	1,223	1,435	1,514
PHYSICAL BAR INVESTMENT	259	240	183	222	258	237	244	645	531	880
OFFICIAL COINS	83	97	107	115	111	129	135	187	229	207
MEDALS & IMITATION COINS	29	26	26	29	37	59	68	70	59	88
INVESTMENT IN EXCHANGED TRADED FUNDS AND RELATED PRODUCTS*	—	3	39	133	208	260	253	321	617	338
TOTAL	3,742	3,386	3,224	3,534	3,770	3,453	3,599	3,989	3,659	3,997

Source: Thomas Reuters GFMS, Gold Survey 2011.

*	Including: Gold Bullion Securities (both traded at LSE and ASX), SPDR Gold Shares, NewGold Gold Debentures, Central Fund of Canada and Central Gold Trust, iShares Comex Gold Trust, XKB Gold, Goldist, ETFS Physical Gold, Xetra-Gold, Julius Baer Physical GOld Fund, Glaymore GOld Bullion ETF, Swiss Gold Bullion ETF, Swiss Gold, ETFS (both trated in Tokyo and New York), Sprott Physical Gold Trust, Dubai Gold Securities, ETFS Physical Precious Metals Basket Shares (GLTR) and Mitsubishi Physical Gold ETF.
The financial crisis of late 2008 and the onset of the Great Recession initially led to a sharp decline in gold prices, as frightened investors pulled their money out of market-driven investments and converted to cash, and consumption in jewelry and technology dropped due to a decrease in consumer spending. However, once it became clear that the US banking system was not going to collapse, investors returned to gold as the value of the US dollar fell, and gold consumption in jewelry and technology began to rise again in 2010. Since that time, gold prices have continued to rise as demand for investable gold, aided in part by the growing popularity and accessibility of cost-efficient investment options such as ETFs. In 2011, gold prices reached record highs aided by concerns over lingering weakness in the US economy and increasing skepticism that the political establishment in the US and Europe were either able or willing to solve their debt crises.
TIGHTENING SUPPLY
Although it can be found on nearly every continent in the world, gold is a relatively scarce mineral that is often expensive and difficult to extract. Five tons of ore are required to yield one ounce of gold, and this process requires significant outlays in manpower, energy and material costs.

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Mining production had been slowly decreasing through the first years of the 21st century, but began to increase in 2008 as overall demand for gold began to increase, particularly as central banks transitioned from sellers to purchasers of gold, however, mining production remains close to 2001 levels. Over the past few years, recycled gold has played an increasing role in meeting the growing demand for this most precious of metals.4
THE STRATEGIC CASE FOR GOLD
While rising gold prices have enhanced its attractiveness over the past few years, this precious metal has far more to offer than its recent track record of impressive returns. Many investors have understood and benefited from the important strategic role gold has played as a potential means of mitigating volatility and reducing systemic risk within a portfolio, and for the benefits it has delivered as a hedge against inflation and currency devaluation.
GOLD’S POTENTIAL TO LOWER RISK
Over the past decade, the stock market has gone through several periods of dramatic price swings. Over this same period, gold prices largely exhibited lower volatility, as measured by the annualized standard deviation of daily returns, than traditional asset classes and even other commodities.
Since the market meltdown and financial crisis of 2008, volatility has become the new norm, with the markets generating huge gains and losses on what often seems a daily basis. During the past two years, the steady rise in gold prices reduced this volatility even more, making an allocation in gold a potentially effective strategy for reducing the overall volatility of an investment portfolio, although there is no guarantee that gold will continue to serve as a ‘volatility defender.’
FIGURE 4: PERFORMANCE OF VARIOUS COMMODITIES AND COMMODITY INDICES (JULY 2, 2001 — JUNE 30, 2011)

		10-YEAR
DESCRIPTION	VOLATILITY*	RETURN
LONDON GOLD PM FIX (US$/OZ)	18.74	18.82
PLATINUM, NYMEX (US$/OZ)	24.50	11.83
COPPER LME (US$/T)	30.12	19.62
DOW JONES-UBS GRAINS SUBINDEX	25.07	4.14
DOW JONES-UBS COMMODITY INDEX	18.56	6.62
S&P GSCI® TOTAL RETURN	26.52	3.69
DOW JONES-UBS ENERGY SUBINDEX	33.55	-2.30
BRENT CRUDE OIL (US$/BBL)	36.09	18.48
LONDON SILVER FIXING (US$/OZ)	34.99	23.36

*	Volatility is the annualized standard deviation of daily returns for the period. Source: Barclays Capital, JP Morgan, S&P, MSCI, FactSet, SSgA Global ETF Strategy & Research, as of 6/30/2011.
GOLD AS A PORTFOLIO DIVERSIFIER
Although the aim of diversification is to hold a wide array of assets that behave differently from one another under various market conditions, data has suggested that equity markets tend to become more closely correlated during periods of market turbulence.
Gold prices historically have not moved in lockstep with those of traditional asset classes, nor have they correlated strongly with most commodities other than precious metals like silver. Adding a separate standalone allocation to gold may help to better insulate a portfolio against events that broadly affect the markets.
FIGURE 5: GOLD CORRELATION TO MAJOR ASSET CLASSES (JULY 1991 — JUNE 2011)

1) LONDON GOLD PM FIX	1.00
2) DOW JONES U.S. SELECT REIT INDEX	0.07
3) CITIGROUP 3-MONTH T-BILL INDEX	-0.16
4) MSCI EAFE INDEX	0.13
5) BARCLAYS CAPITAL U.S. AGGREGATE INDEX	0.14
6) S&P 500® INDEX	-0.05

Source: StyleADVISOR, SSgA Global ETF Strategy & Research, as of 6/30/2011.
The correlation coefficient measures the degree to which the movements of two variables are related. For example, a correlation of 1.00 would (or 100%) indicate that the two asset classes monthly returns move in the same direction (positive or negative) for the stated time period. In contrast, a correlation coefficient of -1.00 would mean that the to indices move in opposite direction. A correlation of zero indicates that the two exhibit no discernible relationship.
GOLD AS AN INFLATION HEDGE
Gold has been used as a hedge against inflation for centuries. Since 1973, when the price of gold became free-floating, gold has provided an annualized real rate of return of 3.8% over the US consumer price index (CPI). Historically, gold has seen its strongest price performance in years of high inflation such as 1980, providing an average real return of 19.2% and a median increase of 14.9 in years in which CPI has been greater than 5%.5
GOLD AS A DOLLAR HEDGE
Gold has also been used by investors to hedge against the declining value of the dollar. In the past, gold prices have tended to move in an inverse relationship with the dollar. Over the past 10 years, the correlation of gold to the US Dollar Index, a trade-weighted basket of non-US currencies, was -0.41.6
When the dollar declines in value, the price of gold tends to rise, partly because gold is generally denominated in US dollars, but also because a weakening dollar often drives investors to purchase gold as a way to potentially protect the value of money against further price erosion.

[4]	Thomas Reuters GFMS, Gold Survey 2011.

[5]	World Gold Council, An Investors Guide to the Gold Market US Edition, December 2010.

[6]	Zephyr StyleADVISOR, SSgA Global ETF Strategy & Research, July 2001 – June 2011.

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DIFFERENT WAYS TO ACCESS GOLD
Until the 20th century, the only way most people could invest in gold was to buy gold coins or bars, and the price was often out of reach. But, today there are a variety of ways investors can enjoy the potential benefits of gold, without necessarily having to take physical ownership.
GOLD COINS
For most people, gold coins offer a simple way to own physical gold directly. These coins are minted in gold bullion and issued by both governments and private mints. Coins minted by governments are legal tender at their face value in their country of issue, rather than the gold content. For investment purposes, the market value of gold coins is determined by the value of their fine gold content plus a premium assessed by dealers. Sizes range from 1/20th of a troy ounce to 1,000 grams, although the most common weights (as measured in fractions of troy ounces) are 1/20, 1/10, 1/4, 1/2 and 1 ounce.
Gold coins are attractive for investors wishing to invest in a relatively small amount of gold. They can be stored in a small space and are relatively easy to purchase and sell. At the same time, investors may need to pay extra costs to secure and protect them against loss. It’s also important for investors to thoroughly research any dealer or mint from which they are considering buying coins, since less reputable sellers may sell fake gold coins or coins with less gold content than advertised.
GOLD BARS
Investors can also buy gold bullion in the form of gold bars. Like gold coins, gold bars offer a way for investors to own a relatively small quantity of gold that is relatively easy to buy and sell through dealers. Gold bars are available in a variety of weights and sizes, ranging from as little as one gram to 400 Troy ounces (the size of the internationally traded London Good Delivery bar). Small bars are defined as those weighing 1,000 grams or less. They normally contain a minimum of 99.5% fine gold.
Generally, investors can purchase larger gold bars at a lower premium than smaller bars. However, gold bars in general tend to be less liquid than gold coins because there is a smaller market for them. Larger bars may be difficult to sell to anyone other than a large dealer, since the pool of private purchasers is likely to be very small. Thus, large gold bars may be more suitable for use as long-term investments or bequests to heirs or charitable institutions.
As with gold coins, it’s important to fully research prospective dealers to make certain that the gold is genuine. And the same issues and added costs of insurance and storage that apply to gold coins must be considered as well.
GOLD ACCOUNTS
Gold accounts offer another way to purchase a larger quantity of physical gold without the logistics and expenses of physical ownership. The investor purchases a specific number of gold bars from a recognized bullion dealer or bank, which holds them in custody and is responsible for storage and insurance. Investors must pay a fee for these services.
Most gold accounts are either allocated or unallocated. With an allocated account, the investor has full ownership of his or her bars, which are numbered, assigned and held in a specific vault. He or she has full control over how the gold may be used and can physically remove the gold and either keep it or move it to another custodian. The gold may not be leased to a third party without his or her consent.
With an unallocated account, the investor has proportional interest in a specific quantity of gold held by the bank or dealer, but does not have specific bars assigned to him or her. The investor cannot remove or transport the gold since he or she does not physically ‘own’ it. The dealer has the authority to lease or lend the gold to a third party.
While fees for unallocated accounts are generally lower than those for allocated accounts, the former carry higher risks. Since the depository has no restrictions on lending gold, there is a chance that a borrower may default on payments or that they may not have enough gold on hand to meet a sudden rush of redemption requests.
Whichever account an investor is considering, it’s important to conduct a thorough background check on any depository under consideration, particularly those that are located outside the US.
GOLD MINING EQUITIES AND FUNDS
Gold mining stocks provide a means for investors to gain leveraged exposure to the price of gold through the profits of producers and refiners. If the price of gold rises, the profits of mining companies generally rise, though this is not always the case.
For example, operational issues may affect production. Rising material and labor expenses and competitive pressures may squeeze profit margins. Also, there are relatively few mining companies that focus solely on gold production. Most produce other minerals as well, and the profits generated by gold could be offset by falling markets in other metals.

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All of these factors can contribute to investors’ views of these stocks, which may result in prices outperforming or underperforming relative to the price of gold. In addition, during times of economic or geopolitical stress, gold stocks may move down with the market as a whole.
For those who do not wish to invest in individual stocks, gold sector mutual funds hold securities issued by miners, refiners and sellers, some of which produce other minerals in addition to gold.
Passive funds attempt to mirror the composition and performance of a gold sector index such as the NYSE Arca Gold Miners Index. Active funds use portfolio managers to select equity stocks they believe will outperform a designated benchmark. They may invest in established companies or speculate on smaller miners with unproven reserves. While a diversified portfolio of mining companies may help reduce the effect of falling prices in some stocks, it may also limit the upside potential of stocks that are benefiting from rising gold prices.
GOLD ETFS
This category of gold ETF is designed to give investors the potential benefits of owning gold without the added costs and logistics of physical ownership. Launched in 2004, SPDR Gold Shares (GLD) is the first and largest ETF of this kind.
BACKED BY PHYSICAL GOLD
ETF shares represent a proportional interest in a quantity of gold, minus expenses, held by an independent trust, which is responsible for custody, transportation, security and insurance. And since ETFs invest only in gold, instead of mining stocks, they offer investors the opportunity to add the strategic characteristics of gold to their portfolio without the burden of physical ownership.
ACCESSIBILITY
ETF shares are listed on an exchange and can be bought and sold through brokerage accounts during the normal trading day. Like stocks, investors may use stop and or limit orders to protect against potential upside or downside risk when they trade shares.
COST EFFICIENT
With a minimum purchase price of one share, ETFs offer a cost-efficient way to own the potential benefits of gold without the added costs of buying, storing and insuring gold—and at a significantly lower entry point than other gold investment options with higher investment minimums. Additionally, ETF management fees may be significantly lower than those charged by other gold accounts.
TRANSPARENT
Unlike gold coins, bullion, and futures whose true value may not truly be known until an investor is ready to sell, gold trust ETFs are fully transparent. Bid/ask prices, NAVs, performance information and holdings are available for public viewing on a daily basis.
GOLD IS THE BENCHMARK
Unlike actively managed gold funds or even passively managed gold sector ETFs which track equity indexes or futures, gold trust ETFs are designed to precisely track the spot price of gold, providing investors with pure exposure to gold and an easy way to directly express their views on the gold market.
CONCLUSION: ATTRACTIVE ATTRIBUTES IN ANY ECONOMIC ENVIRONMENT
Record-setting prices in the past few years have demonstrated the historical attraction of gold in times of market and economic uncertainty. Yet, there are many other benefits of gold in addition to its use as a ‘defensive’ asset in challenging times. Adding a strategic allocation to gold within a diversified portfolio can offer a number of potential benefits to investors, including: an effective hedge against both inflation and dollar depreciation, a potential hedge against stock market volatility, and low correlation with traditional asset classes and other commodities. However, it is important to remember that, as with all investments, past performance is not indicative of future results and that there is guarantee that gold will continue to exhibit these characteristics. Please see important information below about investing in gold and SPDR Gold Shares.

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DEFINITIONS:
CORRELATION
The correlation coefficient measures the degree to which the movements of two variables are related. For example, a correlation of 1.00 would (or 100%) indicate that the two asset classes monthly returns move in the same direction (positive or negative) for the stated time period. In contrast, a correlation coefficient of -1.00 would mean that the to indices move in opposite direction. A correlation of zero indicates that the two exhibit no discernible relationship.
Alternatively, perfect negative correlation means that if one security moves in either direction the security that is perfectly negatively correlated will move by an equal amount in the opposite direction. If the correlation is 0, the movements of the securities are said to have no correlation.
DIVERSIFICATION
A risk-management technique that mixes a wide variety of investments within a portfolio. The rationale contends that a portfolio of different kinds of investments will, on average, yield higher returns and pose a lower risk than any individual investment found within the portfolio. It strives to smooth out events in a portfolio so that the positive performance of some investments will neutralize the negative performance of others.
INDEX DEFINITIONS:
BARCLAYS CAPITAL U.S. AGGREGATE INDEX
The Barclays Capital U.S. Aggregate Index represents the securities of the US dollar-denominated, investment grade bond market. The Index provides a measure of the performance of the US dollar-denominated, investment grade, bond market, which includes investment grade (must be Baa3/BBB- or higher using the middle rating of Moody’s Investor Service, Inc., Standard & Poor’s, and Fitch Rating) government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly offered for sale in the United States.
CITIGROUP 3-MONTH T-BILL INDEX
The Citigroup 3-Month T-Bill Index measures monthly return equivalents of yield averages that are not marked to market. The Three-Month Treasury Bill Indexes consist of the last three three-month Treasury bill issues.
DOW JONES U.S. SELECT REIT INDEX
The Dow Jones U.S. Select REIT Index is comprised of companies whose charters are the equity ownership and operation of commercial real estate and which operate under the REIT Act of 1960. The Index is generally rebalanced monthly, and returns are calculated on a buy and hold basis except as necessary to reflect the occasional occurrence of Index changes in the middle of the month. Each REIT in the Index is weighted by its float-adjusted market capitalization. That is, each security is weighted to reflect the attainable market performance of the security which reflects that portion of securities shares that are accessible to investors.
LONDON GOLD PM FIX
The London fix is a method of determining the price of gold. It is carried out twice a day (10:30AM and 3:00PM, London time) by the 5 members via a dedicated conference call facility.
S&P 500® INDEX
The S&P 500 Index is composed of 500 selected stocks, all of which are listed on the Exchange, the NYSE or NASDAQ, and spans over 24 separate industry groups. Since 1968, the S&P 500 Index has been a component of the US Commerce Department’s list of Leading Indicators that track key sectors of the US economy. Current information regarding the market value of the S&P 500 Index is available from market information services. The S&P 500 Index is determined, comprised and calculated without regard to the Trust.
MSCI EAFE INDEX
The MSCI EAFE Index is a market-cap weighted index that aims to capture 85% of the publicly available total market capitalization. Component companies are adjusted for available free float and must meet objective criteria for inclusion to the index. It is rebalanced quarterly.

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STATE STREET GLOBAL MARKETS, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
spdrgoldshares.com
FOR PUBLIC USE.
IMPORTANT RISK INFORMATION
As with all investments, investing in gold entails risk. There can be no assurance that gold will maintain its long-term value in terms of purchasing power in the future or that gold will continue to exhibit low to negative correlation with other asset classes. You could lose money my investing in gold.
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Neither diversification nor asset allocation ensure profit or guarantee against loss.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
“Dow Jones”, “UBS Commodity IndexSM”, “UBS Grains Subindex”, “UBS Energy Subindex” and “Dow Jones U.S. Select REIT Index” are service marks of Dow Jones & Company, Inc. and UBS AG, as the case may be, and have been licensed for use for certain purposes by State Street Global Advisors (SSgA).
S&P GSCI® is a trademark of Standard & Poor’s Financial Services, LLC. and has been licensed for use by Goldman, Sachs & Co.
The MSCI EAFE Index is a trademark of MSCI Inc.
Barclays Capital is a trademark of Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”) and has been licensed for use in connection with the listing and trading of the SPDR Barclays Capital ETFs. The products are not sponsored, sold or promoted by Barclays Capital and Barclays Capital makes no representation regarding the advisability of investing in them.
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. There can be no assurance that the active trading market for GLD shares will be maintained. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “it is likely” or the negative of these terms or other comparable terminology.
All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, the factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or the Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, the Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, the Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or the Marketing Agent’s expectation or projections.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in the SPDR Gold Shares prospectus.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
© 2011 State Street Corporation. All Rights Reserved.      IBG-4730      Exp. Date: 12/31/2011      IBG.GLD.CF.1011

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.